                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF  1934 (FEE REQUIRED)



                  For the fiscal year ended: December 31, 2000


                                       or


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)




For the transition period from _________ to __________



Commission File No. 1-9195



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       KAUFMAN AND BROAD HOME CORPORATION
                              AMENDED AND RESTATED
                              401 (k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                     KB HOME
                            10990 WILSHIRE BOULEVARD
                          LOS ANGELES, CALIFORNIA 90024

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Kaufman and Broad Home Corporation
Amended and Restated 401(k) Savings Plan
Years ended December 31, 2000 and 1999
with Report of Independent Auditors

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2000 and 1999


                                    CONTENTS

Report of Independent Auditors                                       1

Audited Financial Statements:

Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                   2

Statements of Changes in Net Assets Available for Benefits
  for the years ended December 31, 2000 and 1999                     3

Notes to Financial Statements                                        4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       8

                         Report of Independent Auditors

To the Administrative Committee, as Plan Administrator of the Kaufman and Broad Home Corporation
Amended and Restated 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

                                                       /s/ ERNST & YOUNG LLP

Los Angeles, California
May 25, 2001

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                                                        DECEMBER 31,
                                             ----------------------------------
                                                2000                   1999
                                             -----------            -----------
ASSETS
Investments, at fair value                   $71,452,156            $55,571,152
                                             -----------            -----------
NET ASSETS AVAILABLE FOR BENEFITS            $71,452,156            $55,571,152
                                             ===========            ===========

See accompanying notes.

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 2000                    1999
                                                              ------------             -----------
ADDITIONS:
Contributions from:
  Plan participants                                           $  9,226,585             $ 7,277,006
  Employer, net of forfeitures                                   5,845,557               3,615,683
                                                              ------------             -----------
                                                                15,072,142              10,892,689

Transfers from other plans                                      17,698,420               3,134,971

Investment income:
  Interest and dividends                                         5,500,770               4,750,522
  Net (depreciation) appreciation in fair value of
   investments                                                  (8,014,335)              3,592,613
                                                              ------------             -----------
                                                                (2,513,565)              8,343,135
                                                              ------------             -----------
Total additions                                                 30,256,997              22,370,795

DEDUCTIONS:
Benefits paid to participants                                   14,264,844               8,240,741
Administrative expenses                                            111,149                  50,986
                                                              ------------             -----------
Total deductions                                                14,375,993               8,291,727
                                                              ------------             -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               15,881,004              14,079,068

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             55,571,152              41,492,084
                                                              ------------             -----------
  End of year                                                 $ 71,452,156             $55,571,152
                                                              ============             ===========

See accompanying notes.

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. GENERAL DESCRIPTION OF THE PLAN

The Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the Plan) is a defined contribution plan in which salaried employees of Kaufman and Broad Home Corporation (the Company) are eligible to enroll on January 1, April 1, July 1 or October 1 following the completion of 1,000 hours of service with the Company computed from the date of employment, or full-time employment for six months.

Participants electing to participate in the Plan may contribute up to 10% of their annual compensation, on a pretax basis, by means of payroll deduction. Participants may also contribute up to an additional 9% of their annual compensation, on an after tax basis, also by means of payroll deduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

Unless otherwise elected by the Board of Directors, the Company will match the participant's pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

Plan assets are held by Fidelity Investments Institutional Operations Company, Inc. (the Trustee). Plan participants may direct the investment of their funds among one or more of the several fund options offered by the Plan.

Terminating participants may elect (with spousal consent) to withdraw their contributions, vested Company contributions and related investment income as a lump sum payment. In the absence of a valid election, the participant's vested benefits will be distributed in the form of a Qualified Joint and Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000.

Nonvested Company contributions are forfeited and used by the Company to reduce future employer contributions.

The Plan allows participant loans and hardship withdrawals subject to certain limitations.

In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on an accrual basis. Investment income is recorded as earned. Distributions of Plan benefits to withdrawn participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by the Company. Expenses incurred related to terminated participants and participant loans are paid by the Plan.

The financial statements are based on information provided to the Company and certified as complete and accurate by the Trustee. Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year financial statement amounts have been reclassified to conform to the current year presentations.

3. TRANSFERS FROM OTHER PLANS

Transfers from other plans consist of transfers of participant account balances from other Company sponsored plans which were merged into the Plan during the year.

4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500:

                                                              DECEMBER 31,
                                                   -----------------------------------
                                                      2000                    1999
                                                   -----------            ------------
Net assets available for benefits per
 financial statements                              $71,452,156            $ 55,571,152
Liability recorded in the Form 5500 for
 amounts due to withdrawn participants                      --              (2,652,378)
                                                   -----------            ------------
Net assets available for benefits
 per the Form 5500                                 $71,452,156            $ 52,918,774
                                                   ===========            ============

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                    Notes to Financial Statements (continued)


4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)

The following is a reconciliation of benefits paid to participants between the financial statements and Form 5500:

                                                                       DECEMBER 31,
                                                           ------------------------------------
                                                               2000                    1999
                                                           ------------             -----------
Benefits paid to participants per
 financial statements                                      $ 14,264,844             $ 8,291,727
Add amounts related to withdrawn
 participants at year end                                            --               2,652,378
Less amounts related to withdrawn
 participants from previous year                             (2,652,378)             (1,848,300)
                                                           ------------             -----------
Benefits paid to participants per the Form 5500            $ 11,612,466             $ 9,095,805
                                                           ============             ===========

5. INVESTMENTS

Investments are valued at fair value, which is determined daily by the Trustee through reference to published market information using closing prices on the valuation date.

The fair value of the Plan's individual investments that represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999, were as follows:

                                                       DECEMBER 31,
                                            ----------------------------------
                                               2000                   1999
                                            -----------            -----------
Strong Growth                               $ 7,105,426            $ 4,081,133
Fidelity Magellan                            17,877,966             17,103,279
Fidelity Contrafund                          10,452,240              8,104,716
Fidelity Equity Income                        7,634,983              7,791,669
Fidelity Asset Manager                        5,235,770              3,371,928
Fidelity Retirement Money Market              7,767,083              7,483,622

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

                    Notes to Financial Statements (continued)


5. INVESTMENTS (CONTINUED)

Net appreciation (depreciation) of the Plan's investments (including investments bought, sold, and held during the year) during the years ended December 31, 2000 and 1999, were as follows:

                                   DECEMBER 31,
                        -----------------------------------
                           2000                    1999
                        -----------             -----------
Mutual funds            $(8,832,132)            $ 3,647,614
Common stock                817,797                 (55,001)
                        -----------             -----------
                        $(8,014,335)            $ 3,592,613
                        ===========             ===========

6. TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated May 7, 1991, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                       Kaufman and Broad Home Corporation
                    Amended and Restated 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                                         DESCRIPTION                    CURRENT
             IDENTITY OF ISSUE                                             OF ASSET                      VALUE
             -----------------                                      ----------------------            -----------
Strong Capital Management - Strong Growth Fund                              262,677 shares            $ 7,105,426
Franklin Templeton - Templeton Developing
 Markets Trust I                                                             56,914 shares                602,722
Kaufman and Broad Home Corporation(*)
 common stock                                                                83,066 shares              2,798,494
Fidelity(*) Mutual Funds:
  Magellan                                                                  149,857 shares             17,877,966
  Contrafund                                                                212,574 shares             10,452,240
  Equity Income                                                             142,897 shares              7,634,983
  Intermediate Bond                                                         284,388 shares              2,855,260
  Overseas                                                                   40,061 shares              1,376,909
  Asset Manager                                                             311,282 shares              5,235,770
  Low-Priced Stock                                                          101,930 shares              2,356,625
  Retirement Money Market                                                 7,767,083 shares              7,767,083
  Spartan U.S. Equity Index                                                  74,847 shares              3,503,582
Participant(*) loans                                                Interest rates ranging
                                                                       from 6% to 10%                   1,885,096
                                                                                                      -----------
                                                                                                      $71,452,156
                                                                                                      ===========

(*)Party-in-interest to the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         Kaufman and Broad Home Corporation
                                         Amended and Restated
                                         401(k) Savings Plan







Dated:  July 10, 2001                    by: /s/ Cory Cohen
                                            -------------------------------
                                              Cory Cohen
                                              Vice President, Tax

                                 EXHIBIT INDEX



                                                            Sequentially
Exhibit No.         Description                             Numbered Page
-----------         -----------                             -------------

23.1                Independent Auditor's Consent